Exhibit 99.a

Notice of Mandatory Tender Offer for Acquisition of Common Shares Issued by

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF No. 02.558.118/0001-65
ISIN Code Common Shares TMCP3L

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ/MF No. 02.320.739/0001-06
ISIN Code Common Shares TMGC3L

ON BEHALF OF AND FOR

TCO IP S.A. and

VIVO PARTICIPAÇÕES S.A.

Intermediary Institution

BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliários

Subject to the conditions provided in this Notice and in the legislation and rules in force, BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliários (“BES Securities” or “Intermediary Institution”), as an intermediary institution retained to act on behalf of and for TCO IP S.A, a closely-held corporation, incorporated under the laws of the Federative Republic of Brazil (“Brazil”), enrolled with the Brazilian Corporate Taxpayer Registry CNPJ/MF under No. 04.225.487/0001-61, with offices at Avenida Roque Petroni Jr., 1,464, 6º Andar, Lado B, Parte, São Paulo, state of São Paulo, Brazil (“TCO IP” or “Offeror”) and Vivo Participações S.A., a publicly-held corporation incorporated under the laws of Brazil, with offices at Avenida Roque Petroni Jr, No. 1464, Morumbi, in the City of São Paulo, State of São Paulo, Brazil (“Vivo Participações”), the latter being a shareholder of the Offeror, is hereby by means of this notice (“Notice”) submitting to the holders of common shares issued by Telemig Celular Participações S.A. (“Telemig Participações”) and Telemig Celular S.A. (“Telemig Celular”, Telemig Participações and Telemig Celular referred to, collectively, as “Companies”), these public tender offers for the acquisition of such common shares (collectively “Common Shares”) in accordance with article 254-A of Law 6,404/76 and with the procedures set forth in Instruction No. 361, of March 5, 2002 (“CVM Instruction 361”), of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”) on the terms and conditions set forth hereunder.

1.  Legal Grounds

1.1.  Sale of Control. On August 02, 2007, Vivo Participações entered into a Stock Purchase Agreement (“Agreement”) with Telpart Participações S.A. (“Former Controlling Shareholder” or “Telpart”) for the acquisition of the control of Telemig Participações and Tele Norte Celular Participações S.A. (“Tele Norte”), and, indirectly, the acquisition of the control of Telemig Celular and Amazônia Celular S.A., as disclosed to the market in a notice of material fact published on August 2, 2007 (“Notice of Material Fact”). On April 03, 2008, upon fulfillment of certain conditions precedent provided for in the Agreement, among which was ANATEL prior approval, the acquisitions were completed (“Closing Date”), as announced to the market on the same date.

However, before the Closing Date, on December 20, 2007, Vivo Participações entered into a stock purchase agreement with Telemar Norte Leste S.A. (“Telemar”) for the sale to the latter of all shares of Tele Norte acquired by Vivo Participações from the Former Controlling Shareholder, for the same price and conditions as agreed by and between Vivo Participações and Telpart, as disclosed by Vivo Participações to the market in a notice of material fact dated December 20, 2007.

As provided in the Agreement, on the Closing Date, the Former Controlling Shareholder transferred to Vivo Participações (i) 7,258,108 common shares and 969,932 preferred shares issued by Telemig Participações, representing, approximately, 53.90% of its voting capital, 4.27% of its non-voting capital and 22.72% of its total capital stock; and (ii) 1,292,679 common shares and 3,715 preferred shares issued by Tele Norte, representing, approximately, 51.86% of its voting capital, 0.09% of its non-voting capital and 19.34% of its total capital stock.

Thus, on the Closing Date, Vivo Participações transferred to Telemar the 1,292,679 common shares and 3,715 preferred shares of Tele Norte that it had acquired from Telpart for the same price it had paid to Telpart.

1.2.  Price paid for the Shares. In view of adjustments resulting from reverse stock splits approved at the general shareholders meeting of Telemig Participações held on July 12, 2007; and adjustments made in accordance with sections 2.2 and 2.3 of the Agreement, the price actually paid by the Offeror for the acquisition of the control of the Telemig Participações, on the Closing Date, was R$1,162,594,377.44, of which R$ 1,097,165,521.50 represented the acquisition price of its Common Shares (equivalent to, approximately, R$ 151.17 per Common Share) and R$ 65,428,855.93 represented the acquisition price of its preferred shares (equivalent to, approximately, R$67.43 per preferred share). The implied value paid by Vivo Participações for the Common Shares of Telemig Celular on the Closing Date was of R$ 2,625.04 per share.

1.3.  Payment made to the Former Controlling Shareholder unrelated to the Acquisition of the Shares. On the Closing Date, Vivo Participações paid the Former Controlling Shareholder R$70,511,214.94, which was unrelated to the acquisition of the Shares. Such payment was not part of the Companies’ value, but rather related to the acquisition of subscription rights held by Telpart in accordance to CVM Instruction No. 319/99, which gives effect to Telpart’s right to capitalize the remaining part of a tax credit resulting from the repayment of the goodwill generated by the former acquisition of control of Telemig Participações by the Former Controlling Shareholder.

2.  The Offers

2.1.  Each of the offers for the acquisition of Common Shares of Telemig Participações and Telemig Celular is referred to as “Offer” and, collectively, as “Offers”. Each Offer is made separately; accordingly, one Offer is not conditional upon the other Offer, and the change, amendment or non completion of an Offer does not necessarily result in the change, amendment or non completion of the other Offer. The Offeror agrees to acquire, by means of the Intermediary Institution, all outstanding Common Shares of each of the Companies, as described hereunder.

2.1.1.  Shares of Telemig Participações On May 16, 2008, the number of Common Shares of Telemig Participações outstanding in the market was 6,207,951, as described in item 5.1.4 below (“ON Shares of Telemig Participações”).

2.1.2.  Shares of Telemig Celular. On May 16, 2008, the number of Common Shares of Telemig Participações outstanding in the market was 96,229 as described in item 5.1.4 below (“ON Shares of Telemig Celular”).

2.2.  The Common Shares to be sold by the shareholders that accept the Offers shall be fully paid in, free and clear of any lien, security interest, beneficial interest or any other means of encumbrance or restriction of any nature to the free transfer or that prevents the immediate exercise, by the Offeror, of the rights arising from the ownership of the

Common Shares or full compliance with the rules for the trading of such shares included in the Regulation of São Paulo Stock Exchange (“BOVESPA”).

2.3.  Dividends. In case any of the Companies declares any dividend or interest on shareholders’ equity by and until the financial settlement date of the Offers, the payments of the dividends and/or interest will be made to the shareholders of each of the Companies that are registered as owners or beneficiaries of the respective Common Shares on the date of said declaration.

2.4.  Prices of the Offers. In accordance with the provisions of article 254-A of Law 6,404/76 and as set forth in items 2.4.1 and 2.4.2 below, each Offer is addressed to the respective non-controlling shareholders of the Companies for an uniform price as follows: (i) for the Common Shares of Telemig Participações the price will be equivalent to eighty per cent (80%) of the amount paid to the Former Controlling Shareholder by Vivo Participações per Common Share of Telemig Participações on the Closing Date as per item 1.2 of this Notice and in accordance with the adjustments set forth in the Agreement; and (ii) for the Common Shares of Telemig Celular the price will be equivalent to eighty per cent (80%) of the implied value paid by Vivo Participações to the Former Controlling Shareholder for the Common Shares of Telemig Celular in accordance with the adjustments set forth in the Agreement specified in item 1.2 above.

2.4.1.  Price for the ON Shares of Telemig Participações. The price offered for the acquisition of ON Shares of Telemig Participações to be sold in the Auction (as specified in item 3.3 of this Notice) by the non-controlling shareholders of Telemig Participações that accept the respective Offer will be R$ 120.93 per Common Share (“Telemig Participações Offer Price”). The price shall be paid by the Offeror in cash on the financial settlement of the respective Offer plus interest equal to the Brazilian Interbank Deposit Certificate Rate (“CDI”) from the Closing Date to the financial settlement of the respective Offer.

2.4.2.  Price for the ON Shares of Telemig Celular. The price offered for the acquisition of the ON Shares of Telemig Celular to be sold in the Auction (as specified in item 3.3 of this Notice) by the non-controlling shareholders of Telemig Celular that accept the respective Offer will be R$2,100.03 per Common Share (“Telemig Celular Offer Price”). The price shall be paid by the Offeror in cash on the financial settlement of the respective Offer plus interest equal to the CDI from the Closing Date to the financial settlement of the respective Offer.

2.4.3.  The Offeror undertakes the obligation to inform the BOVESPA of the final Telemig Participações Offer Price and Telemig Celular Offer Price as adjusted in accordance with items 2.4.1 and 2.4.2 above whenever the CDI is made available.

3.  Registration, Acceptance of the Offers and Auctions.

3.1.  Registration. A holder of Common Shares, wishing to accept the Offer, shall register for the Auction between the date of publication of this Notice and 6:00 p.m. (or, in case of item (i) below, by closing time of Brazilian banking hours) on August 14, 2008, which is the Brazilian business day immediately preceding the date of the Auction (as set forth in item 3.3. below), with the Intermediary Institution (also referred to as “Broker”) or any other broker authorized to operate with the BOVESPA (together with the Broker indistinctly referred to as “Brokers”).

3.1.1.  Documents Required for Qualification. A holder of Common Shares wishing to accept the Offer (including those holding Common Shares in accordance with Resolution 2,689 of the Brazilian Monetary Council), shall enroll himself or herself with his or her respective Broker, indicating the number of Common Shares he or she intends to sell. In case a holder of Common Shares is not already enrolled with a Broker, he or she shall, at his or hers sole discretion, engage a Broker and provide all documentation required by such Broker for enrollment purposes.

3.1.2.  Common Shares Held in Custody of Banco ABN Amro Real. Common Shares of any of the Companies deposited in Banco ABN Amro (“Banco ABN”), as a custodian of the book-entry shares of the Companies, in accordance with the procedures set forth in item 3.1.1. above, shall be deposited in advance by a Broker with the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia – “CBLC”), as per the rules, terms and procedures of CBLC, which procedures shall be completed by 6:00 p.m. on the Brazilian business day immediately prior to the Auction Date.

3.1.3.  Common Shares deposited in custody with CBLC. Holders of Common Shares deposited in custody with CBLC shall register for the respective Auction with any of the Brokers (as mentioned in item 3.1 above)by 6:00 p.m. on the Brazilian business day immediately prior to the Auction Date.

3.2.  Acceptance of the Offers. The acceptance of Offers shall be made by Brokers by order of shareholders of the Common Shares which complied with the registration requirements set out in item 3.1 and its sub items of this Notice.

3.2.1.  Procedure of the Brokers. Brokers representing the shareholders who complied with the requirements set out in item 3.1 above shall register the amount of Common Shares that each shareholder wishes to sell (“Sales Order”) by 12:00 noon on the Auction
Date using the following codes: (i) Telemig Participações: code TMCP3L; and (ii) Telemig Celular: code TMGC3L.

3.2.2.  Implication of Accepting the Offers. By accepting the Offers, each shareholder agrees to transfer to the Offeror the ownership of his or her Common Shares, according to the terms and conditions provided herein, free and clear of any liens or restrictions of any nature.

3.2.3.  Irrevocable and Irreversible Acceptance. The acceptance of the Offers and consequently, the Sales Orders of the Common Shares are irrevocable and irreversible after the opening of the respective Auction.

3.2.4.  Warning. Each shareholder that accepts these Offers is responsible for taking all necessary actions for timely transferring to CBLC custody of the Common Shares that he or she intends to sell to allow registration in the respective Auction and financial settlement, in conformity with the terms set forth in this Notice. The Offeror alerts the shareholders of each of the Companies that the procedures regarding verification of documents and transfer of the Common Shares described above are subject to the rules and internal procedures of Brokers, custodians and CBLC, and each shareholder must take all measures in advance for purposes of registration in the respective Auction.

3.3.  Auctions. Two (2) independent auctions will be held at the trading electronic system of BOVESPA (each, an “Auction” and jointly, “Auctions”), and the ON Shares of Telemig Participações will be traded at one Auction and the ON Shares of Telemig Celular will be traded in the other. The Auctions will be held on August 15, 2008 (“Auctions Date”) at 01:00 p.m, for acquisition of the ON Shares of Telemig Participações; and at 01:15 p.m for acquisition of the ON Shares of Telemig Celular.

3.3.1.  Interference in the Auctions. A potential buyer of each total or partial lot of Common Shares may interfere in the Auctions provided that (i) such party has obtained a registration for a concurrent offer with CVM in accordance with the terms of Article 13 of CVM Instruction No. 361; (ii) the value of the concurrent proposal is at least five percent (5%) above the Price of the relevant Offer and (iii) the other requirements and procedures for the respective Offers as set forth in this Notice are satisfied.

3.4.  Financial Settlement of the Offers. The Offers will be financially settled on a gross settlement basis and in line with the rules set forth by CBLC on the third business day immediately after the Auction Date. After the receipt of funds from the Offeror, CBLC will be responsible for paying the respective custody agents, which will then transfer the total amount of these funds to the shareholders who validly accepted the Offers. CBLC will not guarantee the settlement of the Offers.

3.5.  Guarantee of Financial Settlement. The Intermediary Institution will guarantee the financial settlement of the Offers, except in reference to any competing offer.

3.6.  Brokerage Costs and Fees. All brokerage costs and fees relating to the purchase of the Common Shares, including “emolumentos” charged by BOVESPA and the settlement fees charged by CBLC, will be borne by the Offeror, whereas those relating to the sale will be borne by the respective selling shareholders. The expenses arising from the Auctions, such as brokerage costs and fees, emolumentos and fees charged by BOVESPA and/or CBLC will be set in accordance with the applicable price table on the Auction Date and other legal provisions in force.

3.7  Shareholders wishing to accept any of the Offers by selling their Common Shares in the Auctions must meet the requirements for trading such shares as set forth in BOVESPA’s transaction rules.

3.8.  Amendment. Each one of the Offers is unamendable and irrevocable, unless a subsequent and unforeseen material change occurs in the circumstances or the facts existing on this date that results in a substantial increase in the risks taken by the Offeror in connection with either of the Offers, in which case the Offeror may amend such Offer, provided that the amendment must be previously and expressly authorized by CVM and that the Offeror publishes a notice of  material fact clarifying the authorized amendments, the remaining term of the Notice and the new auction date.

4.    Valuation Report

4.1.  Valuation. Goldman Sachs & Co. and Goldman Sachs Representações Ltda. (jointly, “Goldman Sachs”) prepared a valuation report of the Companies (the “Valuation Report”), in accordance with and for the purposes of CVM Instruction No. 361. The base date of the valuation is April 07, 2008. The Valuation Report contains the calculation of the price of the outstanding shares of the Companies according to the following methodology: (a) the volume weighted average trading price on the stock exchange; (b) book value per share; (c) discounted cash flow, as described below:

Company	Methodology	Value per share
Telemig Participações	Discounted Cash Flow	Value between R$ 100.89 and R$ 111.07
	Volume Weighted Average Trading Price at BOVESPA between August 02, 2006 and August 01, 2007	R$ 86.07
	Volume Weighted Average Trading Price at BOVESPA between August 02, 2007 and April 07, 2008	R$ 109.94
	Book Value based on the Balance Sheets as of December 31, 2007	R$ 33.97
Telemig Celular	Discounted Cash Flow	Value between R$ 1,703.32 and R$ 1,889.89
	Volume Weighted Average Trading Price at BOVESPA between August 02, 2006 and August 01, 2007.	R$1,403.94
	Volume Weighted Average Trading Price at BOVESPA between August 02, 2007 and April 07, 2008.	R$1,988.72
	Book Value based on the Balance Sheets as of December 31, 2007	R$451.31

4.2.  Representations of Goldman Sachs. Goldman Sachs understands that to determine the range of the indicated values per share of Telemig Participações and Telemig Celular, respectively, it is necessary to use the methodology that is appropriate for the analysis of the business developed by the Companies. In relation to the Valuation Report, Goldman Sachs represents that for the purpose of article 8, of CVM Instruction No. 361, it believes that the methodology of discounted cash flow, which considers the projected financial results of each of the Companies for an extensive period and a stable macroeconomic scenario to Brazil, is the most appropriate methodology. Additionally, Goldman Sachs clarifies that the value of the Companies was calculated in two steps: (i) in the first step the enterprise value of Telemig Celular (operator) (“Telemig Celular Enterprise Value”) was calculated based on operating and financial projections prepared by the management of the Companies and Vivo Participações, then it was deducted from the Telemig Celular

Enterprise Value (a) the net debt1 and (b) the net contingencies2 of Telemig Celular to arrive at the equity value of Telemig Celular; and (ii) in the second step the enterprise value of Telemig Participações was calculated by multiplying its equity stake in Telemig Celular by the equity value of Telemig Celular (“Telemig Participações Enterprise Value”). At the end, in order to reach the equity value of Telemig Participações it was subtracted from Telemig Participações Enterprise Value (a) the net debt 3of Telemig Participações4 and (b) the net contingencies of Telemig Participações according to its balance sheet as of December 31, 2007.

4.3  Goldman Sachs was hired by the Offeror to provide the Valuation Report for the Offers.  Goldman Sachs also renders services to its clients in the fields of investment banking, investment management and securities trading which the Companies, Vivo Participações and/or other companies of the same group may use. Goldman Sachs has informed us that it may directly or indirectly hold, from time to time, including through affiliate companies or investment funds managed by Goldman Sachs, securities issued by the Companies, Vivo Participações and/or other affiliated companies. In this context, Goldman Sachs has represented that the conclusions presented in the Valuation Report relied on the financial projections provided and reviewed by the management of Vivo Participações and the Companies and, to the best of its knowledge, were obtained without any undue or improper influence of Vivo Participações or the Companies. Accordingly, Goldman Sachs believes that it had no conflicts of interest that affected its independent judgment when it prepared the Valuation Report. Each shareholder of the Companies must make an independent valuation, giving the credit that it deems appropriate to the information in the Valuation Report and making its own judgment with respect to the value of the Common Shares and the decision to accept or not to accept the Offers.

4.4  On April 2, 2008, the Merchant Bank Division of Goldman, Sachs & Co. had no position on shares issued by Telemig Participações, Telemig Celular or Vivo Participações. Other entities related to Goldman, Sachs & Co. may own additional shares or may manage shares owned by third parties. Goldman, Sachs & Co. and/or its affiliates may, from time to time, enter into derivatives transactions that may increase or decrease its or their economic exposure to the shares of any of the Companies or of Vivo Participações or require long or short hedge positions.

5.  Information on the Companies

5.1.  Telemig Participações and Telemig Celular.

1 Net Debt = Companies’ debt (+) accrued interests (+) hedging transactions (+) dividends payables (-) cash and cash equivalents.

2 Contingencies net of judicial deposits based on the amount provisioned on the balance sheet of the companies as of December 31, 2007.

3 It does not refer to the Standalone Balance Sheet

4 Net Debt = Companies’ debt (+) accrued interests (+) hedging transactions (+) dividends payables (-) cash and cash equivalents.

5.1.1.  Head Office, Jurisdiction and Corporate Purposes. The head office of Telemig Participações is located at Rua Levindo Lopes, No. 258, in the City of Belo Horizonte, State of Minas Gerais, Brazil. Telemig Participações was incorporated on May 22, 1998, as result of the spin off of Telecomunicações Brasileiras S.A. (“TELEBRÁS”) within the scope of the privatization process of the Brazilian telecommunications sector. The corporate purpose of Telemig Participações is mainly to control Telemig Celular, provider of the Mobile Personal Service (“SMP”) within the territorial area established in its concession or authorization. The head office of Telemig Celular, which is controlled by Telemig Participações, is located at the same address as Telemig Participações, in the City of Belo Horizonte, State of Minas Gerais, Brazil. Telemig Celular’s corporate purpose is the provision of SMP service within Area 4 of the General Plan of SMP Authorizations, which covers the State of Minas Gerais.

5.1.2. Brief History, Business Sector and Activities. Telemig Celular is a company resulting from the spinoff of Telecomunicações de Minas Gerais S.A. (“Telemig”), a fixed phone operator controlled by TELEBRÁS. In 1998, upon the spinoff of TELEBRÁS, as a preparatory measure for the privatization of the Brazilian telecommunication sector, Telemig Participações acquired a controlling stake in Telemig. In April 2005, Telemig obtained the governmental authorization to provide SMP services in the sub-band of radio frequency “E”, in the municipalities of sector 3 of the Region 1 of the General Plan of Concessions – PGO (Triângulo Mineiro), and later its area of coverage was expanded in order to cover the entire State of Minas Gerais. Telemig Celular is the company with the highest percentage of post-paid customers within its coverage area, an important factor for its business results, taking into account that the segment concentrates the users with the highest added value, which reached, in 2007, a customer base of 3,900,826.

5.1.3. Capital Stock. On May 16, 2008, the capital stock of Telemig Participações was R$577,500,000.00, represented by 36,207,061 registered, book-entry shares, without par value, of which 13,466,059 were common shares and 22,741,002 were preferred shares. At a general annual and extraordinary shareholders’ meeting held on March 28, 2008, the capital stock of Telemig Participações was increased from R$ 515,000,000.00 to R$ 577,500,000.00, by means of the capitalization of part of the retained earnings reserve in the amount of R$62,500,000.00, without the issuance of new shares.

On May 16, 2008, the capital stock of Telemig Celular was  R$ 528,000,000.00, represented by 2,372,176 registered, book-entry shares, without par value, of which 891,241 were common shares, 196 were class B preferred shares, 20,769 were class C preferred shares, 1 was a class D preferred share, 3,830 were class E preferred shares , 12,783 were class F preferred shares and 1,443,356 were class G preferred shares. At an annual and extraordinary shareholders’ meeting held on March 28, 2008, the capital stock of Telemig Celular was increased from R$ 470,000,000.00 to R$ 528,000,000.00, by means of the capitalization of a retained earnings reserve in the amount R$ 58,000,000.00, without the issuance of new shares.

5.1.4.  Ownership Structure. The ownership structure of Telemig Participações on May 16, 2008, was the following:

	Ownership Structure - Telemig Celular Participações S.A.
Shareholders	Common	%	Preferred(2)%		Total	%	Capital in R$
Vivo Participações.	7,258,108	53.899	969,932	4.265	8,228,040	22.725	131,236,641.93
TCO IP	―	―	7,257,020	31.912	7,257,020	20.043	115,748,948.60
Free Float	6,207,951	46.101	14,514,007	63.823	20,721,958	57.232	330,513,723.62
Directors	―	―	43	―	43	―	685.85
Treasury	―	―	―	―	―	―	―
Total	13,466,059	100.0	22,741,002	100	36,207,061	100	577,500,000.00	(1)

(1)  As of the date of this Notice.  See item 5.1.3.
(2)  It includes the preferred shares acquired by TCO IP and Vivo Participações in the voluntary tender offers completed on May 15, 2008.

The ownership structure of Telemig Celular on May 16, 2008, was the following:

	Ownership Structure - Telemig Celular S.A.
Shareholders	Common	%	Preferred(2)%		Total	%	Capital in R$
Telemig Participações	794,764	89.175	1,180,078	79.685	1,974,842	83.250	439,561,219.74
TCO IP .	―	―	89,492	6.043	89,492	3.773	19,919,169.57
Free Float	96,229	10,797	211,349	14.271	307,578	12.966	68,460,849.45
Directors	248	0.028	16	0.001	264	0.011	58,761.24
Treasury	―	―	―	―	―	―	―
Capital Total	891,241	100.0	1,480,935	100	2,372,176	100	528,000,000.00	(1)

(1)   As of the date of this Notice.  See item 5.1.3.
(2)  It includes the preferred shares acquired by TCO IP and Vivo Participações in the voluntary tender offers completed on May 15, 2008.

	Ownership Structure of Telemig Celular S.A. per Class of Shares as of March 16, 2008(1)
Shareholders	Class B	Class C	Class D	Class E	Class F	Class G	Total
Telemig Participações	―	―	―	―	―	1,180,078	1,180,078
TCO IP	47	908	0	703	77	87,757	89,492
Free Float	149	19,859	1	3,127	12,696	175,517	211,349
Directors	―	2	―	―	10	4	16
Treasury	0	0	0	0	0	0	0
Total Preferred	196	20.769	1	3.830	12.783	1.443.356	1.480.935

(1) It includes the preferred shares acquired by TCO IP and Vivo Participações in the voluntary tender offers completed on May 15, 2008.

5.1.5.  Economic-Financial Indicators. The economic-financial indicators of Telemig Participações, based on its consolidated financial statements as of December 31, 2007; and of Telemig Celular, based on its financial statements as of December 31, 2007, are the following:

Telemig Celular Participações (consolidate)

	Financial Information As of
Item	December 31, 2006	December 31, 2007		March 31, 2008
Paid up Capital Stock (R$ thousand)	456,350	515,000	(2)	577,500
Shareholders Equity (R$ thousand)	1,118,196	1,229,819		1,396,416
Net Operational Revenue (R$ thousand)	1,193,476	1,377,400		353,622
Operating Income (R$ thousand)	213,284	275,785		309,130
Net Income (Loss (R$ thousand)	113,414	148,406		166,596 (*)
Total Liability (R$ thousand)	710,353	930,024		839,861
No. of shares, Former Treasury Shares (thousand)	357,706,556	36,207		36,207
Income (Loss) per Share (R$)(1)	3.17	4.10		4.60
Equity Value per Share (R$)	31.26	33.97		38.57
Total Liability/Shareholders Equity (%)	63.50%	75.60%		60.14%
Net Income (Loss)/Shareholders Equity (%)	10.10%	12.10%		11.93%
Net Income (Loss)/Net Operational Revenue (%)	9.50%	10.80%		47.11%
Net Income (Loss)/Paid up Capital Stock (%)	24.9%	28.9	%~~.~~	28.8%

(1)   Reflects the reverse stock split approved in August 2007
(2)   It does not reflect the capital increase approved on March 28, 2008. See item 5.1.3.
(*)   Net income for the first quarter of 2008 was positively impacted by the extraordinary write back of provision recorded for ICMS tax in the amount of R$ 132.4 million. Excluding the write back effect of the ICMS’ provision, the net income would have been R$ 34.2 million.

Telemig Celular

	Financial Information As of
Item	December 31, 2006	December 31, 2007	March 31, 2008
Paid up Capital Stock (R$ thousand)	438,099	470,000 (1)	528,000
Shareholders Equity (R$ thousand)	953,434	1,070,593	1,263,951
Net Operational Revenue (R$ thousand)	1,193,476	1,377,400	353,622
Operating Income (R$ thousand)	183,627	249,677	301,127
Net Income (Loss (R$ thousand)	136,696	176,931	193,358 (*)
Total Liability (R$ thousand)	664,920	834.968	750.144
No. of shares, Former Treasury Shares (thousand)	2,372	2,372	2,372
Income (Loss) per Share (R$)(1)	57.63	74.58	81.5
Equity Value per Share (R$)	401.95	451.31	532.86
Total Liability/Shareholders Equity (%)	69.70%	78.00%	59.35%
Net Income (Loss)/Shareholders Equity (%)	14.30%	16.50%	15.30%
Net Income (Loss)/Net Operational Revenue (%)	11.50%	12.80%	54.68%
Net Income (Loss)/Paid up Capital Stock (%)	31.20%	37.60%	36.6%

(1)  It does not reflect the capital increase approved on March 28, 2008. See item 5.1.3.
(*) Net income for the first quarter of 2008  was positively impacted by the extraordinary write back of provision recorded for ICMS tax.

5.1.6  Trading Historical Information of shares of Telemig Participações and Telemig Celular in the last 12 (twelve) months:

5.1.6.1  Common Shares of Telemig Celular (TMGC3)1

Month	Neg. Code	Kind	Amount	Volume (R$)	Min. Price (R$)	Max. Price (R$)	Average Price (R$)	Closing Price (R$)
April/07	TMGC3	COMMON	147	197,406.00	1,290.00	1,350.00	1,342.90	1,350.00
May/07	TMGC3	COMMON	3,764	5,265,909.99	1,300.00	1,410.00	1,399.02	1,400.00
June/07	TMGC3	COMMON	3,464	4,938,345.00	1,400.00	1,510.00	1,425,62	1,450.00
July/07	TMGC3	COMMON	224	327,830.00	1,450.00	1,600.00	1,463,53	1,550.00
August/07	TMGC3	COMMON	241	448,053.88	1,600.00	1,900.00	1,859.14	1,900.00
September/07	TMGC3	COMMON	77	143,295.88	1,841.00	1,910.00	1,860.99	1,850.00
October/07	TMGC3	COMMON	173	329,045.94	1,850.00	1,910.00	1,902.59	1,910.00
November/07	TMGC3	COMMON	119	228,645.02	1,900.00	2,000.00	1,921.13	1,950.00
December/07	TMGC3	COMMON	5,716	11,129,549.00	1,915.00	1,950.00	1,947.34	1,915.00
January/08	TMGC3	COMMON	69	135,205.00	1,950.00	2,005.00	1,973.81	1,950.00
February/08	TMGC3	COMMON	20,179	40,351,523.77	1,950.00	2,050.00	1,999.68	2,050.00
March/08	TMGC3	COMMON	649	1,315,728.45	2,000.00	2,149.99	2,027.01	2,149.99
April/08	TMGC3	COMMON	3	6,299.97	2,099.99	2,099.99	2,099.99	2,099.99
May/08 (*)	TMGC3	COMMON	12	24,660.00	2,040.00	2,100.00	2,055.00	2,100.00
(*) Through May 23, 2008
(1)  Source: BOVESPA

5.1.6.2.  Common Shares of Telemig Participações (TMCP3)¹

Month	Neg. Code	Kind	Amount	Volume (R$)	Min. Price (R$)	Max. Price (R$)	Average Price (R$)	Closing Price (R$)
April/07	TMCP3	COMMON	570,600,000	4,691,618.00	7.55	8.80	8.22	8.34
April/07	TMCP3	COMMON	5,000,000	41,350.00	8.11	8.30	8.27	8.30
May/07	TMCP3	COMMON	149,000,000	1,276,584.00	8.11	9.20	8.57	8.90
May/07	TMCP3	COMMON	1,105,100,000	10,968,771.00	8.66	11.00	9.93	10.84
June/07	TMCP3	COMMON	977,200,000	10,546,713.00	10.27	11.10	10.79	10.45
July/07	TMCP3	COMMON	748,600,000	7,969,867.00	10.16	11.45	10.65	11.30
August/07	TMCP3	COMMON	1,419,900,000	15,423,259.00	10.56	11.64	10.86	10.81
August/07	TMCP3	COMMON	362,000	39,318,303.00	105.00	112.00	108.61	108.70
September/07	TMCP3	COMMON	1,094,000	117,156,857.00	106.00	111.00	107.09	107.00
October/07	TMCP3	COMMON	2,653,200	284,737,462.00	106.00	110.50	107.29	109.80
November/07	TMCP3	COMMON	961,800	105,735,457.00	109.00	113.50	109.90	112.00
December/07	TMCP3	COMMON	347,400	38,814,365.00	110.00	114.00	111.87	111.00
January/08	TMCP3	COMMON	519,700	58,818,617.00	111.00	115.00	113.18	114.00
February/08	TMCP3	COMMON	136,900	15,649,876.00	113.00	114.90	114.24	114.89
March/08	TMCP3	COMMON	654,300	76,062,850.00	114.50	118.00	116.25	116.80
March/08	TMCP3	COMMON	7,900	918,333.00	116.00	116.80	116.24	116.74
April/08	TMCP3	COMMON	204,900	24,015,686.00	116.00	121.00	117.21	120.96
May/08 (*)	TMCP3	COMMON	923,500	111,312,109.00	119.55	121.38	120.53	120.99
(*) Through May 23, 2008
(1) Source: BOVESPA.

6.  Information on the Offeror

6.1. Head Office, Jurisdiction and Corporate Purposes. The head office of the Offeror is located at Av. Roque Petroni Junior, No. 1,464, 6th floor, Lado B, Parte, in the city of São Paulo, State of São Paulo, Brazil.  T he Offeror is a closely-held corporation, controlled by Vivo Participações.

Vivo Participações is a publicly-held corporation, incorporated under the laws of Brazil, with head offices at Av. Roque Petroni Junior, No.1464, São Paulo, State of São Paulo. Vivo Participações was formerly named Telesp Celular Participações S.A., and controls Vivo S.A., provider of SMP service, that develops SMP services in the areas 7 and 8 of Regions I and II, in the Service Area 7 of Region II, and SMP services in Region I (service areas 3 and 9), in Region II (service area 6) and Region III (service areas 1 and 2) and indirectly Telemig Celular S.A that develops SMP services in the area 4. On the Anatel´s Action occurred on September 18th, Vivo S.A. acquired the Band L lots, except for lot 16 (area of Londrina – PR into region 5) and of lot 20 (North of Brazil – region 8). Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width. On December 20, 2007, Vivo S.A. acquired the last coverage gap that would allow it to operate throughout the whole Brazilian territory, the Band G lot which comprises frequency range 10 + 10 Mhz. Since April 3, 2008, Vivo Participações controls Telemig Participações, which is the controlling shareholder of Telemig Celular, an operator of SMP in region I of the PGA (4 rendering area).

6.2.  Brief History, Business Sector and Activities. The Offeror is a company organized under the laws of Brazil, was incorporated in November 2000, and is a company that renders telecommunications limited specialized services (“SLE”) in the submodalities of circuit and network, as classificated by ANATEL – Agência Nacional de Telecomunicações; as well as, mobile and fixed internet services, cable TV and wireless paid TV. Until 2004, Offeror was authorized to render multimedia communications services.

Vivo Participações, which has  acquired the control of the Companies and is a controlling shareholder of the Offeror, was incorporated in May 1998, as a holding company resulting from the spin off of TELEBRÁS, and which during the privatization of the Telebrás System, became the controlling shareholder of the operator of mobile phone in São Paulo (Band A), then called Telesp Celular S.A. In February 2001, Vivo Participações acquired a Band B operator within the states of Paraná and Santa Catarina (Global Telecom S.A.). The controlling shareholders of Vivo Participações also controlled the holding companies and providers of mobile telecommunications services in the states of Bahia and Sergipe (Tele Leste and the operators Telebahia and Telergipe), in the States of Rio de Janeiro and Espírito Santo (Tele Sudeste and the operators Telerj and Telest) and in the State of Rio Grande do Sul (Celular CRT Participações and Celular CRT). On April 25, 2003, Vivo Participações acquired (i) from Fixcel S.A. 64.03% of the outstanding and voting stock of Tele Centro Oeste Celular Participações S.A. (“TCO”), controlling shareholder and operator of companies providing SMP service in the Federal District of Brazil, as well as in the States of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins, and (ii) NBT, a provider of SMP in the States of Amapá, Amazonas, Maranhão, Pará and Roraima. On February 22, 2006, a corporate reorganization was approved and as a consequence (i) TCO became a wholly-owned subsidiary of Vivo Participações, and (ii) Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. were merged into Vivo Participações. On October 31, 2006, the merger by Vivo S.A. (formerly Global Telecom S.A.) with the operators previously controlled by the holding companies acquired by Vivo Participações was approved. Thus, the SMP services that had been provided by the operators in all the areas and regions mentioned in item 6.1 above, were thereafter provided by Vivo S.A.

6.3.  Information on Offeror’s Controlling Shareholders. Brasilcel N.V. ("Brasilcel") is Vivo Participações controlling shareholder and, indirectly of the Offeror. Brasilcel is a Dutch holding company, which shares are divided into equal parts by Portugal Telecom, SGPS, S.A. and Telefónica S.A. Brasilcel’s object is to hold the controlling interest of companies that provide SMP services within the Brazilian territory.

7.  Supervening Obligations.

7.1.  Additional Obligation in Relation to Price. The Offeror undertakes to pay to holders of Common Shares of each of the Companies that accept the respective Offer the highest amount of (a) the respective Offer price, adjusted as provided in this Notice and by any changes in the number of shares arising from stock dividends, stock splits, reverse stock splits and conversions that may occur, and (b) the following values: (i) the price per share which would be due, or which might be due, upon the occurrence, within one (1) year from the Auction Date, of either a fact requiring or which might require the holding of an obligatory public offer or acquisition of the same shares, as provided for by CVM Instruction No. 361/02, or (ii) the amount to which they would be entitled in the event they were still shareholders and dissented from the resolution that approved a corporate event permitting the exercise of rights to withdraw, also within 1 (one) year from the Auction Date.

7.2.  The payments dealt with in item 7.1. shall be made in local currency, calculated as provided for in such items, adjusted for inflation by the Brazilian Reference Rate (“TR”) from the Auction Date until the date of such payment. For purposes of adjustment by TR, when the TR is not known, the rate to be applied for the corresponding period shall be the average over the latest twelve-month period. If the TR is extinct or not disclosed for over thirty (30) days, or, due to superseding legal rules or regulations, cannot be adopted, then from the date the TR is extinct or the impediment of its adoption, the index that replaces it by the Federal Government shall be adopted.

8.  Other Information.

8.1.  Updating of Publicly-Held Company Registration. The registration of each of the Companies as a publicly-held company in accordance with article 21 of Law No. 6,385/76 is duly updated.

8.2.  Non-existence of Non-Disclosed Material Facts or Circumstances Not Disclosed. The Intermediary Institution and the Offeror represent that they are not aware of the existence of any material facts or circumstances not disclosed to the public, which might materially influence the Companies’ results or trading price of their respective Common Shares.

8.3.  Information provided by the Offeror. The Offeror and Vivo Participações (as the case may be) are responsible for the veracity, reliability and sufficiency of the information provided to the CVM and the market, as well as for any consequential damages caused to the Companies, their shareholders and third parties resulting from any intentional or willful misrepresentation or imprecision with respect to or omission of such information.  The Intermediary Institution acted with caution and a high standard of diligence to ensure that the information provided by the Offeror in this Notice is correct, precise and sufficient and does not omit any information required to make it correct, precise and sufficient, and has verified the sufficiency and reliability of the information provided to the market during the

Offers, including the information disclosed by the Companies in the Valuation Report and this Notice.

8.4.  Ownership of the Common Shares by the Intermediary Institution. BES Securities represents that it does not directly hold or have under its discretionary management common shares issued by any of the Companies, the Offeror or Vivo Participações. Furthermore, BES Securities represents that it is indirectly controlled by a financial group, that according to the applicable Portuguese legislation as of January 14, 2008, holds common shares representing 7.79% of the capital stock of Portugal Telecom SGPS, S.A., holder of record, directly and indirectly, of 50% of the capital stock of Brasilcel, N.V., an indirect controlling shareholder of the Offeror.

8.5.  Ownership of the Common Shares by the Offeror. The Offeror represents that since March 28, 2008, it holds 7,257,020 common shares of Telemig Participações (representing, respectively, 31.91% of such company’s voting capital and 20.04% of such company’s total capital stock) and 89,492 preferred shares of Telemig Participações (representing, respectively, 6.04% of such company’s total preferred stock and 3.77% of such company’s total capital stock). Vivo Participações holds 7,258,108 common shares of Telemig Participações (representing, respectively, 53.90% of such company’s voting capital and 22.73% of such company’s total capital stock). Telemig Participações, on the other hand, holds 794,764 common shares of Telemig Celular, representing 89.71% of such company’s the voting capital and 83.25% of such company’s total capital stock.

8.6.  Relationship between the Offeror and the Intermediary Institution.    Except for services in connection with the Offers, other general consulting services, and advisory services rendered to Vivo Participações for the acquisition of control of Telemig Participações and of Telemig Celular, the Intermediary Institution and/or any other company from its economic group do not maintain any other relationship with the Offeror. However, the Offeror may hire the Intermediary Institution and/or  any other company from the Intermediary Institution’s economic group in the future to render services of investment banking, brokerage or any other services necessary for the conduction of the Offeror’s activities.

8.7.  Identification of Legal Advisor for Brazilian Law. The Offeror hired the following legal advisor:

Machado, Meyer, Sendacz e Opice Advogados
Avenida Brigadeiro Faria Lima, No. 3,144, 11th floor
01451-000, São Paulo, SP, Brazil
Tel.: + 55 (11) 3150-7064
Fax: + 55 (11) 3150- 7071

8.8.  Access to the Agreement, the Valuation Report, the Notice and Shareholders List. The Agreement, the Valuation Report, this Notice and the list of the shareholders of each of the Companies are at the disposal of any interested party (the last document only upon identification and receipt signed by the interested party) at the addresses provided below. In addition to the following addresses, the Valuation Report and this Notice may be found on the Internet at the following sites:

BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliários
Av. Brigadeiro faria Lima, No. 3,729, 6th floor, São Paulo, SP
www.bessecurities.com.br

Vivo Participações S.A.
Av. Roque Petroni Júnior, No. 1,464, 6th floor, Lado B, São Paulo, SP
www.vivo.com.br

TCO IP S.A.
Av. Roque Petroni Júnior, No. 1,464, 6th floor, Lado B, Parte, São Paulo, SP
www.vivo.com.br

TELEMIG CELULAR PARTICIPAÇÕES S.A. e TELEMIG CELULAR S.A.
Rua Levindo Lopes, No. 258, Belo Horizonte, MG.
www.telemigholding.com.br
www.telemigcelular.com.br

Comissão de Valores Mobiliários – CVM
Rua Formosa, No. 367, 20th floor, Centro, São Paulo, SP.
Rua Sete de Setembro,  No. 111, 5th floor - “Centro de Consultas”, Rio de Janeiro, RJ
www.cvm.gov.br

Bolsa de Valores de São Paulo - BOVESPA
Rua XV de Novembro, No. 275, São Paulo, SP
www.bovespa.com.br

8.9.  Registration with CVM: The Offers as to which this Notice refers to were registered  before CVM under No. CVM/SRE/OPA/ALI/2008/003 and No. CVM/SRE/OPA/ALI/2008/004, on July 10, 2008. BOVESPA authorized the Auctions for each of the Offers to be held at is electronic trading system.

THE GRANTING OF THE REQUEST FOR REGISTRATION OF THESE OFFERS
BY CVM DOES NOT IMPLY A JUDGMENT BY CVM THAT THE GIVEN
INFORMATION IS TRUE OR ANY JUDGMENT BY CVM ABOUT THE
QUALITY OF THE OBJECT COMPANIES OR ABOUT THE PRICES OFFERED
FOR THE SHARES THAT ARE THE OBJECT OF THESE OFFERS.